Exhibit 13.2
PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Selected Financial Data
(Millions, except per share amounts)

	Year Ended December 31
	2012	2011	2010	2009	2008 (1)
Net Sales	$13,512	$13,153	11,989	$10,966	$14,012
Amounts Attributable to PPG
Continuing Operations	$726	$858	658	$244	$334
Discontinued Operations	$215	$237	111	$92	$204
Net income (attributable to PPG)	$941	$1,095	769	$336	$538
Earnings per common share:
Continuing Operations	$4.73	$5.45	$4.00	$1.48	$2.03
Discontinued Operations	1.40	1.51	0.67	0.56	1.24
Net Income	$6.13	$6.96	$4.67	$2.04	$3.27
Earnings per common share - assuming dilution:
Continuing Operations	$4.69	$5.40	$3.96	$1.47	$2.01
Discontinued Operations	1.37	1.47	0.67	0.56	1.24
Net Income	$6.06	$6.87	$4.63	$2.03	$3.25
Dividends per share	$2.34	$2.26	2.18	$2.13	$2.09
Total assets	$15,878	$14,382	14,975	$14,240	$14,698
Long-term debt	$3,368	$3,574	4,043	$3,074	$3,009

(1) The financial information presented includes the results of the automotive glass and services business through September 30, 2008.

On January, 28, 2013, the Company completed the previously announced separation of its commodity chemicals business. As such, amounts reflected in all periods in the table above have been recast to present the results of the former commodity chemicals business as discontinued operations.